Exhibit 4.1
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE S.A.)
CONTRACT FOR ACCESSION OF THE EXECUTIVES OF THE COMPANY TO THE TERMS OF THE STOCK OPTION PLAN
The present agreement was made between:
On the one hand, the company under the corporate name HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (“OTE S.A.”), having its registered offices in Maroussi, Attica (99 Kifissias Street), (hereinafter referred to as the “Company”), duly represented for the purposes of the present agreement by the President of its Board of Directors and Managing Director Mr. Panagis Vourloumis, in accordance with the decision m.2800/20.12.2007 (8.2) of the meeting of the Board of Directors of OTE S.A.
And, on the other hand Mr.
(hereinafter referred to as the “Participant”)
In the framework of the Stock Option Plan reserved to executives of the Company and affiliated companies in the meaning of art.42e of Codified Law 2190/1920, approved by decision of the Shareholders’ General Meeting of 03.04.2007 and the decision 2800/20.12.2007 (8.2) of the meeting of the Board of Directors of the Company (hereinafter referred to as the “Plan”), the Participant shall be entitled to this Plan with [●] basic stock options corresponding to [●] common registered shares of the Company. Pursuant to the said Plan, the Participant shall be entitled to an expectation right to exercise such Options upon the conversion of the same into final ones in accordance with the special terms and conditions agreed hereunder to be essential for the purposes of this present and mutually accepted by the contracting parties.
1.	Maturing and conversion of the basic options into final ones.

The maturing and conversion of the basic options into final ones shall be gradually effected during a three (3) year period from the date of accession to the Plan (20.12.2007), provided that all the conditions of the present clause shall have been satisfied.

a)	The conversion aforesaid shall be effected as follows:

Upon the completion of the first (1st) year from the Date of Accession, on the condition that during the immediately preceding year and on the basis of the evaluation procedure per administration level the Participant shall have achieved at least 100% of his Personal Evaluation (professional skills) and 50% of the Service Targets, options corresponding to 40% of the total for the acquisition of shares of the Company shall be converted into final ones and may be exercised accordingly . . Upon the completion of the second (2nd) year from the Date of Accession, on the condition that during the immediately preceding year and on the basis of the evaluation procedure per administration level the Participant shall have achieved at least 100% of his Personal Evaluation (professional skills) and 50% of the Service Targets, options corresponding to 30% of the total for the acquisition of shares of the Company shall be converted into final ones and may be exercised accordingly. Upon the completion of the third (3rd) year from the Date of Accession, on the condition that during the immediately preceding year and on the basis of the evaluation procedure per administration level the Participant shall have achieved at least 100% of his Personal Evaluation (professional skills) and 50% of the Service Targets, and on the other hand the EBITDA for the two previous years of implementation of the Plan, as specified in the Operational Plan of the Company, shall have been achieved, options corresponding to 30% of the total for the acquisition of [●] shares of the Company shall be converted into final ones and may be exercised accordingly.

b)	A condition for the gradual maturing and conversion aforesaid with regard to the assignment of options to the Participant is that the Participant’s employment contract with the Company must have not been terminated or interrupted for any reason whatsoever, provided that the Participant shall have observed his Obligations hereunder (clause l(c)).

c)	For the conversion of the Stock Options into final ones and until their assignment to the Participant, the latter shall be obliged to:
•	refrain from any act, practice or activity which, at the discretion of the Company, constitutes a competition against the business activities of the Company or of its subsidiaries (such an activity is not the provision of services to any of the subsidiaries of affiliates of the Company with the consent of the Company);

•	refrain from any behaviour affecting or contravening the interests of the Company or of the companies of the Group;

•	show proper diligence in performing the tasks assigned to him;

•	refrain from any unprofessional or unethical behaviour against the Company, the companies of the Group and his colleagues, as well as from any acts which may result to disciplinary, penal or other sanctions.
2.	Procedure for the assignment and exercise of the Options.

a)	Upon the completion of the 1st, 2nd and 3rd year of the Plan (gradual maturing of the Options), the competent General Directorate shall examine the fulfilment of the conditions of the clause 1 for the Participant and shall announce the result to the Board of Directors of the Company.

In case the Participant does not fulfil the above conditions, the competent General Directorate shall inform him in writing. In case the Participant fulfils the above conditions, he shall be invited in writing to submit an application on a printed form of the Company if he wishes to be assigned the final Options corresponding to his participation.

The Participant shall have the right to apply for the assignment of the Options corresponding to his participation either in whole or in part. The partial exercise may concern only a multiple of the unit of trading of the shares of the Company in the Stock Exchange, and in any case a multiple of at least ten (10) shares.

In any case the Participant may exercise his rights within four (4) years, specifically until December of the 4th year from the year of his accession to the Plan (December 2011).

b)	The Participant, in order to exercise the Options for which the assignment conditions have been satisfied, shall be obliged to submit his application to the Board of Directors of the Company, stating the number of options he is going to exercise. It is clarified that the said exercise of the Final Option with the submission of the application must be effected only in January of the year of his choice, that is upon the completion of the 1st, 2nd and 3rd year of the Plan (totally three applications).

In exception of the above, the 4th year from the accession (last year of the Plan), the application for the assignment of the remaining Final Options which have not been exercised shall be submitted within the last month of the 4th year (December 2011).

c)	The written statement for the exercise of the Final Option must, among others, include the following:
(i)	full personal data of the Participant;

(ii)	the number of shares for which the option is exercised.
3.	Assignment of the Final Options.

a)	The Board of Directors, upon making sure that all the above conditions have been satisfied, shall issue a Stock Option Warrant in the Participant’s name and fix a period of time within which the Participant must pay in cash the price on the basis of the Acquisition Price described below.
This Warrant shall be delivered to the Participant in person or to a person especially authorized for this purpose together with a letter specifying the exclusive period of time within which he shall be obliged to pay in cash the price of the shares. The delivery shall be effected in the office of the Participant or, in case of his retirement or resignation from the Company for any reason whatsoever, in the office of the Company where he worked before his resignation.

b)	In case the Participant fails to pay the price within the exclusive period of time notified to him, the relevant right of acquisition of shares shall forfeit and the Company reserves to claim any damages suffered by it.

c)	In case of imposition of any direct or indirect taxes or any other charges in connection with the exercise and acquisition of such Options, this shall be charged to the Participant.

4.	Price of acquisition.

The price of acquisition per share for the Final Options which vest and can be assigned upon the completion of the 1st year of Implementation of the Plan is the average price of the share during the second half of the year 2006, that is € 19.49 per share.

The price of acquisition per share for the Final Options which vest and can be assigned upon the completion of each of the next two years of implementation of the Plan is the average price of the share in the month immediately preceding the date of maturing and conversion of such Options, which can be assigned by the Board of Directors in the manner aforesaid.

The shares granted to the Participant on the basis of the present agreement shall be common registered shares of the Company.

5.	Loss of Final Options for Acquisition of Shares.

The Participant’s Final Option for Acquisition of Shares shall forfeit in any of the following cases:
(i)	in case of termination or interruption of the Participant’s employment contract with the Company for any reason whatsoever before the time of conversion of the stock options into final rights;

(ii)	in case the Participant fails to submit a written application to exercise his option within the period of time allowed to this effect;

(iii)	in case the Participant fails to pay the price fixed for the acquisition of the shares within the period of time allowed to this effect.
In case of occurrence of any of the above, the options shall automatically forfeit without producing any rights for the Participant.

6.	Prohibition of transfer of options.

The options assigned hereunder cannot be transferred, pledged, charged or disposed of in any other manner during the Participant’s lifetime. Any such agreement between the Participant and third parties shall be null and void against the Company.

The Option may be exercised only by the Participant himself or by a special proxy acting on his behalf.

7.	Participant’s death — Succession to the Participant’s rights.

In case of death of the Participant before the submission of the application to the Board of Directors of the Company for the assignment of the Options, for which the maturing and conversion conditions have been satisfied, the Option shall automatically lapse.

If the Participant has submitted an application and satisfies all the conditions for the assignment of a Stock Option Warrant by the Board of Directors of the Company, his legitimate heirs may exercise the respective Participant’s options on the basis of his application and on the condition that the shall pay the price within the period of time allowed to this effect.

8.	Changes in the structure of the Company.

In case of amalgamation, absorption, splitting or other structural change regarding the organization, reorganization, legal existence and structure of the Company, it is expressly agreed that the latter (or its general/special successor in business) may proceed to any necessary changes in connection with the number of the shares of the price of acquisition of the same.

9.	Other terms.

The Board of Directors of the Company shall have the right in accordance with the Shareholders General Meeting of 3.4 .2007 to grant any additional rights to persons who have already joined the Plan. The Board of Directors at its absolute discretion and taking into consideration the interests and perspectives of the Company may decide at a later stage whether to grant such rights to the Participant at a later stage. The Participant upon his accession to the Plan shall not be entitled to any such additional rights, since this is left to the absolute discretion of the Board of Directors of the Company.

The Participant, by accepting the terms of the present contract, agrees that this assignment is left to the absolute discretion of the Company and does not operate within the framework of his employment relationship, therefore it may not increase his regular benefits. The Company does not undertake any obligation, by contract or otherwise, to continue granting any Stock Options in the future. The Participant also accepts that the Company shall have the absolute right to interpret and manage the Plan at its discretion.

He also unreservedly accepts that the Company may at its discretion at any time and without notice to suspend, abolish or modify the present Plan by setting additional conditions with regard to the Stock Options for which the Participant has joined the Plan, even in case the conversion into final ones has taken place, since he has not yet paid the price in accordance with the above.

The Participant shall have no claims against the Company as a result of the change or frustration of his expectation, knowing that the Company has acted in good faith.

Furthermore, it is expressly agreed that nothing contained herein shall operate to support the Participant’s claim to continue his employment status or affect the Company’s right to terminate his employment contract at any time or assign to him different tasks or transfer him to any other position or administration level.

Any other rights of the Participant to participate in any pension, insurance or other schemes of the Company or enjoy any other future benefits shall not be affected by the provisions of this present.

The Participant by signing the present agreement unreservedly accepts the decisions of the competent bodies of the Company with regard to the Plan as fully binding him. It is expressly agreed that the present Contract exemplifies the terms of the Plan and prevails any other agreement between the parties in connection with the subject matter hereof and can be modified only by a new agreement between the parties. The terms of this present shall constitute full evidence and any dispute between the parties shall be referred to the competent Courts of the city of Athens.
Any failure by part of the Company to exercise any of its rights hereunder may not be considered as a waiver of rights.

In testimony whereof, the present agreement was written in two originals, duly signed by the parties, and each of them received one original.

On behalf of the Company The Participant
PANAGIS VOURLOUMIS
President of the Board of Directors
& Managing Director